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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lev Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
52730C101
(CUSIP Number)
March 18, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52730C101	Page	2	of	8

1	NAMES OF REPORTING PERSONS Mast Credit Opportunities I Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		16,986,500 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,986,500 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,986,500 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	52730C101	Page	3	of	8

1	NAMES OF REPORTING PERSONS Mast Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		16,986,500 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,986,500 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,986,500 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	52730C101	Page	4	of	8

1	NAMES OF REPORTING PERSONS Christopher B. Madison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		100,000 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,986,500 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

16,986,500 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,086,500 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	52730C101	Page	5	of	8

1	NAMES OF REPORTING PERSONS David J. Steinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		40,000 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,986,500 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		40,000 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

16,986,500 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,026,500 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page	6	of	8
Item 1.
(a)     Name of Issuer: Lev Pharmaceuticals, Inc. (the “Issuer”).
(b)     Address of the Issuer’s Principal Executive Offices: 675 Third Avenue, Suite 2200, New York, New York 10017.
Item 2.
(a)     Name of Person Filing: This joint statement on Schedule 13G is being filed by Mast Credit Opportunities I Master Fund, Ltd., Mast Capital Management, LLC, David J. Steinberg and Christopher B. Madison who are collectively referred to as the “Reporting Persons.” Messrs. Steinberg and Madison (the “Managers”) are the managers of Mast Capital Management, LLC (“Capital”), which serves as investment adviser for Mast Credit Opportunities I Master Fund, Ltd. (the “Fund”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 2, 2008, a copy of which was previously filed with this Schedule 13G and which is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b)     Address of Principal Business Office: The principal business office of the Fund with respect to the shares reported hereunder is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, North Church Street, George Town, Cayman Islands.
The principal business office for Capital and each of the Managers with respect to the shares reported hereunder is 535 Boylston Street, Suite 401, Boston, MA 02116.
(c)     Citizenship: Capital is a Delaware limited liability company. The Fund is a Cayman Islands exempted company. The Managers are U.S. citizens.
(d)     Title and Class of Securities: Common stock, $0.01 par value per share (“Common Stock”).
(e)     CUSIP Number: 52730C101
Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4.     Ownership:
As of the date of this filing, the Reporting Persons, in the aggregate, beneficially own 17,126,500 shares of Common Stock of the Issuer. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns an aggregate of 16,986,500 shares of Common Stock, which amount includes the right to acquire an additional 900,000 shares of Common Stock through the exercise of a warrant issued to the Fund, representing approximately 11.9% of the class, (ii) Capital, as investment adviser to the Fund beneficially owns 16,986,500 shares of

Page	7	of	8
Common Stock, which amount includes the right to acquire an additional 900,000 shares of Common Stock through the exercise of a warrant issued to the Fund, representing approximately 11.9% of the class, (iii) Mr. Madison, as both a manager of Capital and in his individual capacity, beneficially owns in the aggregate 17,086,500 shares of Common Stock, which amount includes the right to acquire an additional 900,000 shares of Common Stock through the exercise of a warrant issued to the Fund, representing approximately 12.0% of the class, and (iv) Mr. Steinberg, as both a manager of Capital and in his individual capacity, beneficially owns 17,026,500 shares of Common Stock, which amount includes the right of the Fund to acquire an additional 900,000 shares of Common Stock through the exercise of a warrant issued to the Fund, representing approximately 11.9% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 141,750,203 shares of the Common Stock of the Issuer outstanding as of December 31, 2007, as reported in the Issuer’s most recent annual report on Form 10-K for the fiscal year ending December 31, 2007, plus the number of shares of Common Stock able to be acquired by the Reporting Persons within 60 days of this filing.
The Fund has the power to vote and dispose all of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the investment adviser of the Fund, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund. Each of the Messrs. Madison and Mr. Steinberg, by virtue of his position as manager of Capital, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund. In addition, Mr. Madison has the ability to vote and dispose of the shares of Common Stock beneficially owned by him individually and Mr. Steinberg has the ability to vote and dispose of the shares of Common Stock beneficially owned by him individually.
Item 5.     Ownership of Five Percent or Less of a Class:
N/A
Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A
Item 8.     Identification and Classification of Members of the Group:
N/A
Item 9.     Notice of Dissolution of Group:
N/A

Page	8	of	8
Item 10.     Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAST CREDIT OPPORTUNITIES I MASTER FUND, LTD.
By:	/s/ Christopher B. Madison
Name:	Christopher B. Madison
Title:	Director

MAST CAPITAL MANAGEMENT, LLC
By:	/s/ Christopher B. Madison
Name:	Christopher B. Madison
Title:	Manager

Christopher B. Madison
/s/ Christopher B. Madison

David J. Steinberg
/s/ David J. Steinberg